FOR IMMEDIATE RELEASE

AUTOCHINA INTERNATIONAL TO FILE EXTENSION FOR FORM 20-F FILING

Company announces SEC investigation

Company is working to resolve question of whether Earn-out Provision constitutes a financial instrument, which may lead to restatement of previously issued financial statements

No change to underlying business operations

Key Considerations:
•	AutoChina has not been accused of violating any laws by the SEC or any other party, but the SEC investigation is ongoing.
•	As of the date of this release, the reclassification of the Earn-out and its effects are the only anticipated material changes to AutoChina’s financial statements.
•	2011 is the final year of the Earn-out.
•
AutoChina is working closely with its advisors, legal counsel, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), and Crowe Horwath LLP (“Crowe Horwath”) to expeditiously resolve the question relating to the accounting treatment of the Earn-out Provision and to issue its audited financial results for the year ended December 31, 2010.

Shijiazhuang, Hebei Province, China – June 30, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that the Company (i) is being investigated by the U.S. Securities and Exchange Commission (“SEC”), and (ii) expects to restate its previously issued financial statements for the year ended December 31, 2009, and subsequent periods to recognize a derivative liability relating to the Earn-out Share Provision (“Earn-out”), which was part of its initial business combination in 2009 (see full description and background of Earn-out at the end of this release).

The staff of the SEC is conducting a non-public investigation relating to AutoChina and, in that connection, AutoChina and one of its officers have received subpoenas for information.  The SEC has informed AutoChina and the officer that neither the existence of the investigation nor the service of subpoenas means that the SEC has concluded that any violations of law have occurred.  AutoChina has cooperated, and will continue to fully cooperate, with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation.

With respect to the Earn-out shares, AutoChina’s original accounting treatment recorded the Earn-out shares, upon issuance, as an adjustment to the par value of ordinary shares and additional paid-in capital and included such shares in the calculation of earnings per share from the date of issuance.  This accounting treatment for the Earn-out was modeled after a number of U.S.-listed precedents, which the Company believed to be in accordance with U.S. GAAP and which was approved and signed off by Crowe Horwath, AutoChina’s prior independent registered public accounting firm, as part of the Company’s 2009 audit.

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AutoChina sought additional guidance from the Office of the Chief Accountant (“OCA”) of the SEC regarding the Earn-out’s accounting treatment after consultation with PwC during its annual audit process.  Subsequently, members of the SEC staff notified AutoChina that while they agree the Earn-out Provision does not constitute compensation, they do not agree with the Company’s past accounting for shares issued pursuant to the Earn-out as stock dividends, if and when they occur.  Instead, the SEC staff members believe the Earn-out should be treated as a derivative financial instrument, and as a result, a liability should have been initially recorded at its fair value at the time of the initial business combination.  Thereafter, any gain or loss in the fair value of the derivative would be recorded in the Company's income statement at the end of each reporting period.

The Company has not yet determined the exact effect of this potential change to its previously reported financial statements.  However, the reclassification of the Earn-out as a derivative financial instrument would result in a new liability being reported on the balance sheet, with changes in the valuation of this liability appearing in the income statement as non-cash adjustments.  Shareholders should keep in mind the possible reclassification of the Earn-out when relying on AutoChina’s previously issued financial statements.

This reclassification is not anticipated to affect the Company’s underlying business operations.

The Company anticipates further discussions with members of the OCA, as it believes that restatement is not warranted in this situation.  However, the Company is working diligently with its advisors, legal counsel, PwC, and Crowe Horwath to prepare the necessary documents and be in a position to file restated financial statements if and when it becomes necessary to do so.

In addition, during AutoChina’s 2010 year-end process, the Company identified a material weakness in its internal control over financial reporting as of December 31, 2010, due to a lack of requisite internal U.S. GAAP experience, with which PwC concurs.  The Company is assessing the situation and working to address the material weakness.  No other material weakness has been identified by the Company or PwC to date, but the audit is not yet complete.  It is possible that the completion of the audit may result in additional findings.

To date, the Company’s Audit Committee is not aware of any situation, such as fraud involving senior management, that it has reasonably concluded should necessitate the initiation of a formal investigation. The Company expects that it will not file its Annual Report on Form 20-F for the year ended December 31, 2010, on time and will file a Form 12b-25 with the SEC for an extension.

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Mr. Yong Hui Li, AutoChina’s Chairman and CEO, stated, “We have devoted much time and effort to analyzing AutoChina’s 2010 financial and operational results and are all working expeditiously to file all appropriate documentation with the SEC.  As the restatement relates only to the Earn-out, this potential change in accounting treatment is not anticipated to negatively impact our operations, nor have we encountered any issues relating to the accounting treatment of the leasing of our commercial vehicles, operations, management background, or business practices.  We expect our operations to move forward, allowing us to work toward achieving our previously announced goals for the year.  At this time, we are unable to determine when AutoChina will file its Form 20-F, but will keep investors apprised of our progress.”

Background on Earn-out Share Provision
The Earn-out was part of the Share Exchange Agreement by which AutoChina completed its initial business combination in April 2009.  Pursuant to the Earn-out, AutoChina was required to issue between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to each such Earn-out issuance for achieving certain EBITDA thresholds in each of the five years following the initial business combination, through the year ending December 31, 2013.  Honest Best Int’l Ltd. (“Honest Best”), the sole shareholder of the target acquired in the initial business combination and an entity affiliated with AutoChina’s founder, Chairman, and Chief Executive Officer Mr. Yong Hui Li, receives the shares issued, if any, pursuant to the Earn-out.

In February 2011, the Company reached an agreement with Honest Best to cancel and waive its rights to receive the Earn-out out for fiscal years after 2011 (i.e. 2012 and 2013).   In addition, for fiscal years 2010 and 2011, the Earn-out provisions that provided for shares to be issued at EBITDA growth rates of less than 70% were also cancelled and waived, such that a minimum of 70% EBITDA growth must be achieved in either respective year in order for any Earn-out shares to be issued.  Under the changed provision, the possible Earn-out share issuances are 15% to 20%, instead of the previous 5% to 20%.

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 333 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

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Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the “commercial vehicle” or “heavy truck” industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Adam Prior
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@autochinaintl.com	(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com